Dome Audio Inc.
Statements of Cash Flows
(Unaudited)

	For the year ended December 31, 2020	For the year ended December 31, 2019
Cash flows from operating activities:		
Net loss	$ (152,532)	$ (128,571)
Depreciation	1,430	1,919
Increase/decrease in accrued interest payable	7,864	-
Increase/decrease in fee payable	4,182	-
Change in operating assets and liabilities	-	-
Inventory	-	(36)
Net cash used in operating activities	(139,056)	(126,688)
Cash flows from investing activities:		
Purchase of property and equipment	-	-
Net cash used in investing activities	-	-
Cash flows from financing activities:		
Note proceeds, net repayments	-	152,935
Capital distributions	-	(37,127)
Members' contributions	13,374	-
Paid- in-capital	132,707	11,032
Net cash provided by financing activities	146,081	126,840
Net cash increase for period	7,025	152
Cash at the beginning of the period	5,651	5,499
Cash at end of period	$ 12,676	$ 5,651
Supplement disclosure of cash flow information:		
Cash paid during the period for:		
Income taxes	$ -	$ -
Interest	$ -	$ -